

April 29, 2011

<u>Via Facsimile:</u>
Rafik Jallad
Chief Executive Officer
Portlogic Systems, Inc.
100 King St. W.
Suite 5700
Toronto, Ontario, Canada, M5X1K7

> **Re:** **Portlogic Systems, Inc.**
> **Form 10-Q for the Quarter Ended November 30, 2010**
> **Filed January 14, 2011**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed September 13, 2010**
> **File No. 001-34905**

Dear Mr. Jallad:

We issued comments to you on the above captioned filings on February 4, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 9, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by May 9, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staffs decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/200572.htm.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3459 if you have any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief